SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

76116A108

(CUSIP Number)

Jennifer Terrell, Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817).509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

George Lee

Gardere Wynne Sewell, LLP

3000 Thanksgiving Tower

1601 Elm Street

Dallas, Texas 75201

November 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons John C. Goff
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,927,125
	8	Shared voting power -0-
	9	Sole dispositive power 6,927,125
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 6,927,125
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%
14	Type of reporting person IN

1	Name of reporting persons The John C. Goff 2010 Family Trust 27-6940537
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,638,040
	8	Shared voting power -0-
	9	Sole dispositive power 2,638,040
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,638,040
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 3.4%
14	Type of reporting person OO

1	Name of reporting persons Goff Family Investments, LP 75-2662546
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 450,000
	8	Shared voting power -0-
	9	Sole dispositive power 450,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 450,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person PN

1	Name of reporting persons Kulik Partners, LP 26-1505767
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2I ☐
6	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 380,000
	8	Shared voting power -0-
	9	Sole dispositive power 380,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 380,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person PN

1	Name of reporting persons Cuerno Largo Partners, LP 27-2625185
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 367,800
	8	Shared voting power -0-
	9	Sole dispositive power 367,800
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 367,800
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person PN

1	Name of reporting persons The Goff Family Foundation 26-0562600
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 74,000
	8	Shared voting power -0-
	9	Sole dispositive power 74,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 74,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person CO

1	Name of reporting persons Cuerno Largo, LLC 27-2588730
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 367,800
	8	Shared voting power -0-
	9	Sole dispositive power 367,800
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 367,800
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person CO

1	Name of reporting persons Kulik GP, LLC 26-1505712
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 380,000
	8	Shared voting power -0-
	9	Sole dispositive power 380,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 380,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person CO

1	Name of reporting persons Goff Capital, Inc. 75-2662553
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 450,000
	8	Shared voting power -0-
	9	Sole dispositive power 450,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 450,000
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person* CO

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on July 15, 2015 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on October 9, 2015 (“Amendment No. 2”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation (the “Issuer”), a Delaware corporation. The address of the issuer’s office is 1700 Lincoln St., Denver, CO 80203. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Section 2 is hereby amended as follows:

Goff Family Investments, LP is now referred to as “Goff Family Investments.”

Item 3.	Source and Amount of Funds or Other Consideration.

Section 3 is hereby amended in its entirety as follows:

The Shares purchased by each of Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners and Goff Foundation were purchased with working capital in open market purchases. The aggregate purchase price of the 2,638,040 Shares beneficially owned by Goff Family Trust is approximately $2,675,443, including brokerage commissions. The aggregate purchase price of the 450,000 Shares beneficially owned by Goff Family Investments is approximately $463,113, including brokerage commissions. The aggregate purchase price of the 380,000 Shares beneficially owned by Kulik Partners is approximately $387,097, including brokerage commissions. The aggregate purchase price of the 367,800 Shares beneficially owned by Cuerno Partners is approximately $371,800, including brokerage commissions. The aggregate purchase price of the 74,000 Shares beneficially owned by Goff Foundation is approximately $90,075, including brokerage commissions.

The Shares purchased by John C. Goff, individually, were purchased with personal funds in open market purchases. The aggregate purchase price of the 3,017,285 Shares beneficially owned by John C. Goff is approximately $3,101,420, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Section 4 is hereby amended in its entirety as follows:

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons recognize Management’s proactive efforts in navigating the significant downturn in oil prices, including noteworthy salary concessions along with a well-executed strategic plan to reduce debt with sales of non-strategic assets. It is the Reporting Persons’ belief that the valuation of the Issuer’s securities, both debt and equity, does not reflect these recent actions or the value of the remaining assets.

The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for purposes of acquiring or influencing control of the Issuer. Consistent with the rationale, purpose and intentions of the common stock investments, certain of the Reporting Persons have also acquired publicly traded debt securities of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Persons are currently evaluating the merits of extending their ownership positions in the Issuer. Each Reporting Person reserves the right, at any time, and from time to time, to acquire additional, or dispose of any or all of its, Common Stock, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Consistent with their investment purpose, the Reporting Persons may engage in discussions with one or more stockholders or debtholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, assets, business strategy, and/or financial condition. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Section 5 is hereby amended in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 77,499,466 Shares outstanding, as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

A.	Goff Family Trust

i.	As of close of business on November 10, 2015, Goff Family Trust beneficially owned 2,638,040 Shares.

Percentage: Approximately 3.4%

ii.	Powers

1.	Sole power to vote or direct vote: 2,638,040

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 2,638,040

4.	Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff Family Trust since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

B.	Goff Family Investments

i.	As of close of business on November 10, 2015, Goff Family Investments beneficially owned 450,000 Shares.

Percentage: Approximately 0.6%

ii.	Powers

1.	Sole power to vote or direct vote: 450,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 450,000

4.	Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff Family Investments since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

C.	Goff Capital

i.	As of close of business on November 10, 2015, Goff Capital, as General Partner of Goff Family Investments, may be deemed to beneficially own 450,000 Shares.

Percentage: Approximately 0.6%

ii.	Powers

1.	Sole power to vote or direct vote: 450,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 450,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff Capital has not entered into any transactions in the Shares since Amendment No. 2. The transactions in the Shares by Goff Family Investments since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

D.	Kulik Partners

i.	As of close of business on November 10, 2015, Kulik Partners beneficially owned 380,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1.	Sole power to vote or direct vote: 380,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 380,000

4.	Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Kulik Partners since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

E.	Kulik GP

i.	As of close of business on November 10, 2015, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 380,000 Shares owned by Kulik Partners.

Percentage: Approximately 0.5%

ii.	Powers

1.	Sole power to vote or direct vote: 380,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 380,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Shares since Amendment No. 2. The transactions in the Shares by Kulik Partners since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

F.	Cuerno Partners

i.	As of close of business on November 10, 2015, Cuerno Partners beneficially owned 367,800 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1.	Sole power to vote or direct vote: 367,800

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 367,800

4.	Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Cuerno Partners since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

G.	Cuerno GP

i.	As of close of business on November 10, 2015, Cuerno GP, as general partner of Cuerno Partners, may be deemed to beneficially own 367,800 Shares owned by Cuerno Partners.

Percentage: Approximately 0.5%

ii.	Powers

1.	Sole power to vote or direct vote: 367,800

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 367,800

4.	Shared power to dispose or direct the disposition: 0

iii.	Cuerno GP has not entered into any transactions in the Shares since Amendment No. 2. The transactions in the Shares by Cuerno Partners since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

H.	Goff Foundation

i.	As of close of business on November 10, 2015, Goff Foundation beneficially owned 74,000 Shares.

Percentage: Approximately 0.1%

ii.	Powers

1.	Sole power to vote or direct vote: 74,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 74,000

4.	Shared power to dispose or direct the disposition: 0

iii.	The Goff Foundation has had no transactions since Amendment No. 2.

I.	John C. Goff

i.	As of close of business on November 10, 2015, as trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 2,638,040 Shares owned by Goff Family Trust, (2) 450,000 Shares owned by Goff Family Investments, (3) 380,000 Shares owned by Kulik Partners, (4) 367,800 Shares owned by Cuerno Partners, (5) 74,000 Shares owned by Goff Foundation and (6) 3,017,285 Shares owned by him individually.

Percentage: Approximately 8.9%

ii.	Powers

1.	Sole power to vote or direct vote: 6,927,125

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 6,927,125

4.	Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by John C. Goff since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff Family Trust, Goff Family Investments, Kulik Partners and Cuerno Partners since Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference. Goff Foundation has had no transactions since Amendment No. 2.

As general partner of the Kulik Partners, Kulik GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of the Cuerno Partners, Cuerno GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Cuerno Partner Shares. Cuerno GP disclaims beneficial ownership of the Cuerno Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Goff Family Investments, Goff Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff Family Investments Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation and as president of Goff Capital; John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares and the Goff Family Investments Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 2015

John C. Goff		Kulik Partners, LP
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff, Member

The John C. Goff 2010 Family Trust		Cuerno Largo Partners, LP
By: its General Partner, Cuerno Largo LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff		John C. Goff, Member
Trustee

Kulik GP, LLC		The Goff Family Foundation

By:	/s/ John C. Goff
	John C. Goff, Member	By:	/s/ John C. Goff
John C. Goff
Sole Board Member

Cuerno Largo, LLC		Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Member		John C. Goff, President

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

Schedule A

John C. Goff

Date of Purchase	# of shares	Price per share
11/10/15	30,000	$0.5260
10/28/2015	251,198	$0.4700

TOTAL:	281,198	$0.4760

The John C. Goff 2010 Family Trust

Date of Purchase	# of shares	Price per share
10/28/2015	348,127	$0.4700

Goff Family Investments, LP

Date of Purchase	# of shares	Price per share
10/28/2015	50,000	$0.4700

Kulik Partners, LP

Date of Purchase	# of shares	Price per share
10/28/2015	50,000	$0.4700

Cuerno Largo Partners, LP

Date of Purchase	# of shares	Price per share
10/28/2015	50,000	$0.4700